Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HERCULES OFFSHORE, INC.

Hercules Offshore, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: At a meeting of the Corporation’s Board of Directors held on February 19, 2014, resolutions were duly adopted setting forth a proposed amendment to the Corporation’s Amended and Restated Certificate of Incorporation to remove in its entirety Article Fourth, Division B, Section 4 entitled “Foreign Ownership of Common Stock” thereof, declaring said amendment to be advisable, and directing that the proposed amendment be considered at the next annual meeting of the Corporation’s stockholders.

SECOND: On May 14, 2014, at an annual meeting of stockholders called and held in accordance with Section 222 of the General Corporation Law of the State of Delaware, the stockholders of the Corporation by a majority of the outstanding shares of stock entitled to vote thereon voted for a proposal to delete, in its entirety, the text of Article Fourth, Division B, Section 4 of the Corporation’s Amended and Restated Certificate of Incorporation, and to replace the text of said Section with the caption: “[RESERVED].”

THIRD: Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Hercules Offshore, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 14th day of May, 2014.

By:	/s/ Beau M. Thompson

Name:	Beau M. Thompson

Title:	General Counsel and Secretary